Abrams Garfinkel Margolis Bergson, LLP
Attorneys at Law
4100 Newport Place Drive
Suite 830
Newport Beach, CA 92660
telephone: (949) 250-8655
facsimile: (949) 250-8656
www.agmblaw.com

October 22, 2007

AS FILED ON EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Attn: Beverly A. Singleton

Re:	Aviation Upgrade Technologies, Inc., a Nevada corporation
Supplemental response letter dated September 14, 2007 regarding the
Form 10-KSB for the year ended December 31, 2006
File 0-28347

Dear Ms. Singleton:

On behalf of Aviation Upgrade Technologies, Inc., a Nevada corporation (“Company”), please be informed that the undersigned has received and read your letter dated October 2, 2007, regarding the Company’s Annual Report on Form 10-KSB, as amended (“Form 10-KSB No. 1”) as filed with the Securities and Exchange Commission (“Commission”) on September 14, 2007.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 2 to the Form 10-KSB (“Amendment No. 2”) which was filed on or about the date of this letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter. One (1) marked copy of the filing is included herewith for your reference.

Form 10-KSB (Fiscal Year Ended December 31, 2006), As Amended
and
Form 10-QSB (Quarter Ended March 31, 2007, As Amended

Securities and Exchange Commission
October 19, 2007

Management’s Discussion and Analysis
and
Financial Statements

1.
We note various places in the document where there were inconsistencies in the amounts, particularly between and within MD&A and the Financial Statements. In future filings, beginning with your September 30, 2007 Quarterly Report on Form 10-QSB, please ensure that all amounts and related information are consistent within the document.

Response: Please note that the Company undertakes to ensure that all amounts and related information will be consistent between and within the MD&A and the Financial Statements in future filings, beginning with its Quarterly Report on Form 10-QSB, as requested.

2.
Refer to the Statements of Cash Flows in the Amended March 31, Quarterly Report on Form 10-QSB. The financial activity line item “License fee waived as capital contribution” should be reclassified within “Supplemental Cash Flow Disclosures” as this is a non-cash transaction. Please revise in future filings beginning with your September 30, 2007 Quarterly Report on Form 10-QSB.

Response: Please note that the Company undertakes to ensure change the designation of the line item in its Statements of Cash Flows to reflect the reclassification from “License fee waived as capital contribution” to “Supplemental Cash Flow Disclosures” in its future filings, beginning with its Quarterly Report on Form 10-QSB, as requested.

Item 8a. Controls and Procedures, page 12

3.
We have reviewed your responses to prior comments 11 and 12. We are unable to agree with your conclusion that disclosure controls and procedures were effective with regard to the Form 10-KSB for December 31, 2006. We note your representation that the largest error was the result of the entries made using your accounting program and of the change in bookkeeping personnel. We also note that you believe that the written procedures you employ are effective but that, with a change in the personnel performing accounting, auditing and clerical work, these procedures did not function as designed. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in filed reports is recorded, processed, summarized and reported, within the specified time periods. This information must be accumulated and communicated to management as appropriate to allow timely decisions regarding disclosure. Your periodic evaluation of the effectiveness of these controls is made as of a particular point in time, in this case December 31, 2006. It therefore appears to us that, as of the particular point in time, your written disclosure controls and procedures “did not function as intended and designed” as you point out. For that reason, your controls and procedures would not be considered effective as of December 31, 2006 as evidenced by the filing of the amended Form 10-KSB and the related Form 8-K. We will not object if you also wish to explain the reasons why you believe that your controls and procedures did not function as intended at that particular point in time and describe the steps you have taken in order to ensure that “similar errors will not occur” in the future as part of these disclosures. Please revise your amended Form 10-KSB as appropriate.

Securities and Exchange Commission
October 19, 2007

Response: Please note that the requested revision has been made on page 33 of the Amendment No. 2.

Hopefully, this response letter and the amendments to the above referenced filings adequately address the issues raised in your comment letter dated October 2, 2007. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at the telephone number given above.

Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,

/s/ Abrams Garfinkel Margolis Bergson, LLP

ABRAMS GARFINKEL MARGOLIS BERGSON, LLP